Exhibit 99.4

UNITED UTILITIES PLC – KEY DATES

United Utilities will announce its preliminary results for the year ending 31 March 2005 on Thursday 2 June 2005. In addition, the second stage of the rights issue will commence on 6 June 2005. The key corporate dates for these events are expected to be:

Announcement of preliminary results for year ending 31 March 2005	2 June 2005
Record date for participation in rights issue	At close of business on 2 June 2005
Despatch of Provisional Allotment Letters for further A Shares	6 June 2005
Dealings commence in further A Shares nil paid	7 June 2005
Ex-dividend date for 2004/05 final dividend (A Shares and Ordinary Shares)	8 June 2005
Record date for 2004/05 final dividend (A Shares and Ordinary Shares)	10 June 2005
Latest date for payment in full of subscription monies for further A Shares	29 June 2005 – 10.30am
Further A Shares issued	30 June 2005
Consolidation and reclassification of all A shares into Ordinary Shares	At close of business on 6 July 2005
Annual General Meeting	29 July 2005
Payment of 2004/05 final dividend to shareholders	26 August 2005

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The availability of the rights issue to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration. There is no intention to register any portion of the further A shares to be offered in the rights issue in the United States or to conduct a public offering in the United States.

Further information can be obtained from :
Tim Rayner, Company Secretary	+44 1 925 237071
Simon Bielecki, Investor Relations	+44 1 925 237033

United Utilities’ Ordinary and A shares trade on the London Stock Exchange and its ADRs, each equal to two Ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.